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                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 9)


                                  ADT LIMITED

                                (Name of Issuer)


                    Common Shares, Par Value $0.10 Per Share

                         (Title of Class of Securities)


                                  000915 10 8

                                 (CUSIP Number)

                                 Marilyn Dalton
                            Secretary and Treasurer
                              Westar Capital, Inc.
                               818 Kansas Avenue
                              Topeka, Kansas 66612
                                 (913) 575-8357

                                   Copies to:

    John K. Rosenberg, Esq.                        Neil T. Anderson, Esq.
    Western Resources, Inc.                        Sullivan & Cromwell
     818 Kansas Avenue                              125 Broad Street
    Topeka, Kansas 66612                          New York, New York 10021
       (913) 575-6535                                  (212) 558-4000


            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               December 18, 1996

            (Date of Event which Requires Filing of this Statement)

If a filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].
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------------------------------
CUSIP NO.  000915108
------------------------------
--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Westar Capital, Inc; 48-1092416
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     (a)   [   ]
                                                                     (b)   [ x ]
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                                            [  ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                          Kansas
--------------------------------------------------------------------------------

  NUMBER          7. SOLE VOTING POWER
 OF SHARES                                                      38,287,111
BENEFICIALLY          ----------------------------------------------------------
  OWNED           8.  SHARED VOTING POWER
 BY EACH                                                                0
 REPORTING            ----------------------------------------------------------
  PERSON          9.  SOLE DISPOSITIVE POWER
  WITH                                                          38,287,111
                      ----------------------------------------------------------
                 10.  SHARED DISPOSITIVE POWER
                                                                        0



--------------------------------------------------------------------------------
11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
    PERSON
                                                            38,287,111
--------------------------------------------------------------------------------
12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES
                                                            [  ]
--------------------------------------------------------------------------------
13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                            27.1%
--------------------------------------------------------------------------------
14. TYPE OF REPORTING PERSON
                                                            CO
--------------------------------------------------------------------------------

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          Pursuant to Rule 13d-2(a) of Regulation 13D of the General Rules and
Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on January 26, 1996, as most recently amended on October 29, 1996 by Amendment No. 8 thereto (the "Statement"), with respect to the Common Shares, par value $0.10 per share (the "Shares") of ADT Limited (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.


   Item 1.  SECURITY AND ISSUER.

   No material change.

   Item 2.  IDENTITY AND BACKGROUND.

   No material change.

   Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

   No material change.

   Item 4.     PURPOSE OF THE TRANSACTION.

   On December 18, 1996, the Reporting Person and Western Resources, Inc. ("WRI"), of which the Reporting Person is a wholly owned subsidiary, issued a press release, a copy of which is filed as Exhibit 1 hereto, and incorporated herein by reference, announcing a proposal to acquire the Issuer for $15.00 of common stock of WRI and $7.50 cash per Share.


   Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

   Item 5 is hereby amended and supplemented as follows:

   (a) According to the Issuer's Form 10-Q for the quarter ended September 30, 1996, as of November 5, 1996 there were 141,119,159 Shares issued and outstanding, of which 3,182,787 were held by a subsidiary of the Issuer. The Reporting Person beneficially owns (within the meaning of Rule 13d-3) 38,287,111 Shares (including 14,115 Shares issuable upon exchange of 500 Liquid Yield Option Notes ("LYONS") of the Issuer beneficially owned by the Reporting Person as reported in Amendment No. 8 to the Statement), constituting approximately 27.1% of the total amount of issued and outstanding Shares (including the Shares held by a subsidiary of the Issuer and assuming that 500 LYONS are exchanged for 14,115 Shares).

   (b) The Reporting Person has the sole power to vote or direct the vote of its Shares and to dispose of its Shares.

   (c) Since the filing of Amendment No. 8 to the Statement, the Reporting Person has purchased 209,500 Shares in open market transactions. Set forth below is a table identifying and describing all such transactions:

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Common Shares    Price per share  Date of Purchase
--------------------------------------------------

 65,000                    19.75          10/29/96
144,500                    19.75          10/29/96

   Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR
            RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

   No material change.

   Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1   Press release issued on December 18, 1996.

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                                   SIGNATURES


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                WESTAR CAPITAL, INC.


                                By:  /s/ Marilyn Dalton
                                    ------------------------------
                                   Name:  Marilyn Dalton
                                   Title: Secretary and Treasurer


Dated:           December 18, 1996

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                                 EXHIBIT INDEX
                                 -------------


Exhibit 1       Press release issued on December 18, 1996